m-Wise, Inc.
10 Hasadnaot Street
Herzeliya Pituach, Israel 46728

March 5, 2009

Mr. Gopal Daria
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-0308

Re:	Item 4.01 of Form 8-K
File No.: 0-51743

Dear Mr. Daria:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

m-Wise, Inc.

By:	/s/ Gabi Kabazo
Gabi Kabazo, Chief Financial Officer